XL House 8 St Stephen’s Green Dublin 2 Ireland Phone+353 1 4005500 Fax+353 1 4052033 stephen.robb@xlcatlin.com xlcatlin.com
May 20, 2015
VIA EDGAR
Mr. Jim B. Rosenberg Senior Assistant Chief Accountant U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 U.S.A.

RE:    SEC Letter dated May 6, 2015
XL Group plc Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File No. 001-10804

Dear Mr. Rosenberg:

We respectfully submit the following responses to the comments included in your letter dated May 6, 2015 (the "May 6, 2015 Letter"), restated below for your reference, relating to the staff’s review of XL Group plc’s (the “Company’s”), Form 10-K for the Fiscal Year Ended December 31, 2014 (“2014 10-K”).

Notes to the Consolidated Financial Statements
Note 4. Fair Value Measures, page 141

1. Refer to your discussion of valuation techniques used to fair value your fixed maturity and equity securities on page 127 and herein. Please provide us, for each “class” (refer to comment 2) of Level 2 fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

Response:   In response to the staff’s comment, the Company would like to supplementally provide the following detailed information regarding specific valuation techniques related to US Generally Accepted Accounting Principles (“US GAAP”) fair value hierarchy Level 2 securities for the major sub-categorizations of assets and liabilities disclosed in Note 4 to the Consolidated Financial Statements. As the majority of financial statement items for which a Property & Casualty “(P&C”) insurer typically applies US GAAP fair valuation guidance relate to its invested assets portfolio, the Company’s Financial Statement Note 2(c) ("Note 2(c)"). Total Investments on page 128 of our 2014 10-K includes a comprehensive overall discussion of the methodologies used to fair value various components of our overall investment portfolio.

XL Group plc | Directors: R. Ayer (US), S. Catlin (BDA), D.R. Comey (US), R.R. Glauber (US), E.J.Kelly, III (US), S.B. Labarge (CA), J. Mauriello (US), M.S. McGavick (US), E.M. McQuade (US), C.S. Rose (US), A. Stevens (US), J.M. Vereker (UK) | Reg. Office: XL House, 8 St. Stephen’s Green, Dublin 2.  Registered in Dublin, Ireland. Reg No. 482042

In order to further clarify and enhance this disclosure, in future filings we intend to incorporate into our existing disclosure. the following detail and categorization related to Level 2 securities, substantially in this form, consistent with ASC 820-10-50-2bbb requirements. As requested, we have considered the additional sub-category of investments we will be adding to our tabular fair value disclosures as part of our compliance with the request in Comment 2 of the May 6, 2015 Letter.

U.S. Government and Government - Related/Supported, Corporate - Financials, Corporate - Non Financials and Non-U.S. Sovereign Government, Provincial, Supranational and Government-Related/Supported,

Transaction activity inputs utilized in the valuation of fair value hierarchy Level 2 securities within these sub-categories include actual trades, dealer posts, results of bids-wanted, institutional secondary offerings, primary market offerings and Trade Reporting and Compliance Engine ("TRACE") trade feeds. As part of the evaluation process, transaction activity is compared to prior evaluations and necessary adjustments are made accordingly. Market-color inputs include actively quoted benchmark issues, buy-side/evaluator dialogue, sell-side/evaluator dialogue and credit derivative indices.

Residential mortgage-backed securities - Agency (“RMBS - Agency”), Residential mortgage-backed securities - Non-Agency (“RMBS - Non-Agency”), Commercial mortgage-backed securities (“CMBS”), Collateralized debt obligations (“CDO”) and Other asset-backed securities

As part of the fair valuation process, Level 2 securities in these sub-categories are analyzed by collateral type, deal structure, deal performance and vintage. Market inputs into the valuation process for each sub-category include reported or observed trades, results of bids-wanted, buy-side/sell-side evaluator dialogue, dealer offering and market research reports. Cash flow inputs into the evaluation process include conditional prepayment rates, conditional decay rates, delinquency and loss severity rates. This assumptive data is reviewed and updated using third party reported information to reflect current market convention.

U.S. States and political subdivisions of the States

Transaction activity inputs utilized in the valuation of fair value hierarchy Level 2 securities within this sub-category include client and broker trades, dealer posts, results of bids-wanted, institutional secondary offerings, primary market offerings, and Municipal Securities Rulemaking trade feeds. As part of the evaluation process, transaction activity is compared to prior evaluations and necessary adjustments are made accordingly. Market-color inputs include bids, offerings, two-sided markets, buy-side/evaluator dialogue and sell-side/evaluator dialogue. Credit information inputs include issuer financial statements, default and material event notices, developer reports and liquidation and restructuring analysis.

Equity securities and other investments

Other investment securities general include investments in thinly traded equity funds and hedge funds. Fair value is determined based upon the most recent net asset values (“NAV’) received from the fund administrators, the nature of the underlying investments in the funds and the frequency of subscriptions or redemptions as dictated by the fund’s governing documents.

Other assets and other liabilities
Other assets and other liabilities primarily include over-the-counter (“OTC”) derivatives, which are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative independent pricing sources where an understanding of the inputs utilized in arriving at the valuations is obtained. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms and specific risks inherent in the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, interest rate swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment.

2. Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your presentation of fixed maturity securities by “major security types” and “classes.” In this regard, please tell us why you did not further disaggregate your corporate fixed maturity securities. Your disclosure on page 97 suggests that further disaggregation may be necessary.

Response:   In response to the staff’s comment, the Company acknowledges that the categorical presentation of quantitative information within the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) Balance Sheet Analysis of Investments (Excluding Life Funds Withheld Assets) on page 97 of the Company’s 2014 10-K, which includes the disaggregation of corporate fixed maturities into two separate classes for the financials sector versus all non-financials sectors, also could be applied consistently within the Company’s Notes to the Consolidated Financial Statements in order to enhance our disclosure.

The starting point for developing sub-categorizations of security types for fair value and invested asset disclosures in our Form 10-K is the US GAAP requirements for insurance companies as specified in ASC 944-320-50-2, which mirror the requirements for financial services - depository and lending institutions in ASC 944-320-50-2. After ensuring compliance with these rules, decisions as to providing additional levels of disaggregation of invested assets are made with the intent of providing data at a level to facilitate management’s discussion of the key components of our overall investment portfolio relevant to a user’s evaluation of the overall portfolio. This entails consideration of the security characteristics described in ASC 320-10-50-1B. The disaggregation of corporate fixed income securities to separately present financials sector amounts within our MD&A, was done in light of our close monitoring of the credit quality of these holdings, given the recent events in global financial markets over the past six years.

In future filings, we will expand our sub-categorization of corporate fixed income securities to encompass fair value and invested asset financial statement disclosures, in addition to MD&A discussion. We will similarly disclose in any instances where a particular topical business sector - such as financials - either comprises a material percentage of the quantitative values being disclosed, or where we believe such sector sub-categorization is material to a user’s evaluation of the overall portfolio, in accordance with ASC 320-10-50-1B and ASC 820-10-50-2B requirements. Such changes will be incorporated within the tabular data provided in corresponding notes to our Company’s Consolidated Financial Statements on a prospective basis, including adjustment of amounts related to comparative periods, also ensuring consistency with MD&A presentation.

* * * * *
We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or need any additional information, please contact me at 203-964-3830.

Yours sincerely,

/s/ Stephen Robb

Stephen Robb
Corporate Controller